Exhibit 99.4

Aptorum Group Announces Updates on the Clinical Validation of its RPIDD Infectious Disease Liquid Biopsy Technology

NEW YORK & LONDON & PARIS - Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Aptorum”), a clinical stage biopharmaceutical company focused on novel technologies including treatments and diagnosis of infectious diseases, announced that its subsidiary company, Aptorum Innovations Holding Limited (“Aptorum Innovations”), has commenced clinical validation of its molecular based rapid pathogen diagnostics liquid biopsy technology (“RPIDD”) for the diagnosis of pathogens including viruses, bacteria, fungi and parasites.

Aptorum Innovations is pleased to announce that under ongoing planned clinical validations in Singapore for RPIDD, 12 patients have been enrolled with febrile neutropenia and sepsis conditions and that over 53 samples have been collected and analyzed. So far, various bacteria and viruses have been detected in these patient samples, including Escherichia coli, Klebsiella pneumoniae and Herpesviridae. The data have been cross-validated by standard of care diagnostics results such as blood culture technology. RPIDD achieved analytical sensitivity and specificity of spiked samples of at most 100% and 90% respectively at both low depth (60,000 reads) and high depth (1 million reads) sequencing. RPIDD will continue to undergo validations during 2022, in parallel with its pre-commercialization process in 2022.

Mr Ian Huen, Chief Executive Officer and Executive Director of Aptorum Group, commented: “We are very pleased to announce this exciting update on our RPIDD technology. The high sensitivity and specificity demonstrated so far further support our objective to deliver a rapid, accurate and cost-effective liquid biopsy-based technology for infectious disease diagnostics. We hope that RPIDD will revolutionize traditional first line clinical diagnostics approaches that are time consuming or that fail to detect or identify disease causing pathogens. We believe that a rapid molecular based diagnostics approach for infectious diseases will significantly reduce mortality and morbidity. In 2022, we are commencing pre-commercialization processes of our RPIDD technology, including but not limited to identifying clinical partners to support its roll out.”

About Aptorum’s Rapid Pathogen Identification and Detection Diagnostics Technology (RPIDD)

RPIDD is an innovative liquid biopsy-driven rapid pathogen molecular diagnostics technology. Proprietary technologies are being developed to enrich pathogenic DNA / RNA for analysis through harnessing the power of Next-Generation Sequencing platforms and proprietary artificial intelligence-based software analytics with the goal to rapidly identify and detect any foreign pathogens (virus, bacteria, fungus, parasites) without bias through its genome composition and to identify other unknown pathogens and novel mutated pathogens. RPIDD has been and continues to be validated in human samples and so far, such testing has been able to detect pathogens – ranging from bacteria, fungi and viruses in an unbiased manner. RPIDD is currently under validation in-human.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Dave Gentry
dave@redchip.com
+1 407 491 4498

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22